RADICA GAMES LIMITED ANNOUNCES
                     ODM AGREEMENT WITH KONAMI CO., LIMITED

FOR IMMEDIATE RELEASE                             CONTACT: PATRICK S. FEELY
MARCH 1ST, 2000                                   PRESIDENT & CEO
                                                  (LOS ANGELES, CALIFORNIA)
                                                  (626) 744 1150

                                                  DAVID C.W. HOWELL
                                                  PRESIDENT ASIA OPERATIONS
                                                  & CFO
                                                  (HONG KONG)
                                                  (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADA) announced today signature of an Original Design and Manufacturing ("ODM") Agreement with Konami Co., Ltd. of Japan. Initially the agreement is to manufacture Konami's Beat Mania controller product, but allows for additional future products to be added.

Konami Co., Ltd. is one of the leading companies in the field of Japanese digital entertainment industry.

"We are extremely pleased to be working closely with such an excellent partner as Konami and look forward to a long and fruitful relationship for both parties," said David Howell, President of Asia Operations.

"We are delighted to have entered into this contract. We look forward to expansion of our business together," said Mr. Kitaue, Managing Director, Consumer Software Division, Konami Co. Ltd.


The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business - Risk Factors" in such report on Form 20-F.


Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."


                                    -- END --